May 29, 2008

BY EDGAR

Song P. Brandon, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Interpharm Holdings, Inc.
Revised Preliminary Information Statement
Filed: May 28, 2008

Dear Ms. Brandon:

Reference is made to your comment letter, dated May 29, 2008 to our client, Interpharm Holdings, Inc. (the “Company”), relating to the subject amendment to preliminary information statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

1.
We note your response to comment 1 and your disclosure providing that the compensation committee "might" grant cash awards from the pool of money based on the sales price. As currently drafted, it remains unclear what circumstances must be met in order for the identified persons to participate in the Management Incentive Plan. Please revise your disclosure to indicate what circumstances must be met in order for participation in this money pool to occur. Please also indicate when the compensation committee intends to make a decision to grant cash awards, if any, under the incentive plan. If it is unclear when the compensation committee will make it decision, please explain the reasons the committee is undecided and the approximate date such committee intends to make its final decision.

We have revised Paragraph 6 in the section entitled “Interest of Certain Persons in Matters to be Acted Upon” on page 23 of the Information Statement to quantify the estimated amount of payments to be made under the Management Incentive Plan, to make it clear that there are no contingencies to the making of such payments other than the consummation of the asset sale and to state that the priority of such payments will be after all of the Company’s other obligations are first paid and before any payments are made to the holders of the Company’s capital stock. We have also revised the second and sixth paragraphs of the section of the Information Statement entitled “The Company’s Plans Following the Asset Sale” to provide similar additional disclosure.

2.
We note your response to comment 2 and your revised disclosure, including your disclosure on page 24 in the first full paragraph where you state that the amounts you expect insiders to receive do not include amounts that may be payable under the Management Incentive Plan. Please revise your disclosure to include the total amount each insider could receive from the sale proceeds under the Management Incentive Plan.

Based on telephone discussions with you on May 29, 2008 we have not made any changes in the Information Statement with respect to this comment.

Very truly yours,

/s/ Darren Ofsink

Darren Ofsink